UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D/A AMENDMENT No. 2 Under the Securities Exchange Act of 1934

First Cash Financial Services, Inc.
(Name of Issuer)

Common Stock $0.01 Par Value
(Title of Class of Securities)

319 42D 107
(CUSIP Number)

Bryan Cave LLP 211 North Broadway, Suite 3600 St. Louis, MO 63102 Attention: R. Randall Wang Telephone: 314-259-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

(Continued on the following pages)

_______________________

            The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

1		NAMES OF REPORTING PERSONS
Richard T. Burke
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) □
(b) □

3		SEC USE ONLY

4		SOURCE OF FUNDS

SC, PF and OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,211,806
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,211,806
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.26%
14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1.	Security and Issuer.

Name of Issuer:

First Cash Financial Services, Inc.

Title of Class of Equity Securities:

Common Stock $0.01 Par Value (“Common Stock”)

Address of Issuer’s Principal Executive Office:

690 E. Lamar Boulevard, Suite 400

Arlington, Texas 76011

Item 2.	Identity and Background.

(a)        Richard T. Burke

(b)        15290 N 78th Way, Suite B200, Scottsdale, Arizona 85260

(c)        Mr. Burke is a small-business owner.  Mr. Burke was previously a member of the Board of Directors of the Issuer until November 20, 2009.

(d)        No

(e)        No

(f)         United States

Item 3.	Source and Amount of Funds or Other Consideration.

Stock positions were acquired through the use of personal funds and grants from the Issuer of warrants and options to purchase common stock and grants from the Issuer of restricted common stock.

Item 4.	Purpose of Transaction.

            The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes.  The Reporting Person intends to review his investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease his respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market.  The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in sections (b) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer.

            (a)        The aggregate number of securities held by Mr. Burke is 2,211,806. Based on the total shares of common stock outstanding as reported in the Issuer’s Form 10-Q filing for the quarterly period ended September 30, 2010, the number of securities held by Mr. Burke represents 7.26% of the total shares of common stock outstanding.

            (b)        The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct a vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

            (c)        Transactions by the Reporting Person that were effected during at least the past sixty (60) days are set forth on Attachment A to this Schedule 13D/A and incorporated herein by reference.

            (d)        Not applicable

            (e)        Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Of the 2,211,806 shares beneficially owned by Mr. Burke, 180,000 are issuable upon the exercise of currently exercisable derivatives of the Company as follows:

            A stock option to purchase 30,000 shares at a price of $15.00 per share to expire in January 2015; a stock option to purchase 30,000 shares at a price of $17.50 per share to expire in January 2015; a stock option to purchase 30,000 shares at a price of $20.00 per share to expire in January 2015; a stock option to purchase 30,000 shares at a price of $15.00 per share to expire in December 2015; a stock option to purchase 30,000 shares at a price of $17.00 per share to expire in December 2015; and a stock option to purchase 30,000 shares at a price of $19.00 per share to expire in December 2015.

Item 7.	Material to Be Filed as Exhibits.

            None

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2010	Richard T. Burke

/s/ Richard T. Burke

Attachment A

Transaction Date	Number of Shares Purchased (Sold)	Method of Sale	Price	Beginning Ownership	Resulting Ownership	Resulting Ownership Percentage
04/20/07	(50,000)	Cash sale – open market	$24.0100	3,708,000	3,658,000	11.08%
06/15/07	(100,000)	Cash sale – open market	$25.0500	3,658,000	3,558,000	10.70%
09/14/07	(100,000)	Cash sale – open market	$21.4700	3,558,000	3,458,000	10.74%
04/28/08	(57,700)	Cash sale – open market	$15.9164	3,458,000	3,400,300	10.80%
04/29/08	(42,300)	Cash sale – open market	$15.7537	3,400,300	3,358,000	10.66%
09/08/08	(100,000)	Cash sale – open market	$18.2500	3,358,000	3,258,000	10.83%
10/22/08	5,000	Grant of stock by Issuer	n/a	3,258,000	3,263,000	10.85%
05/06/09	(32,349)	Cash sale – open market	$16.9365	3,263,000	3,230,651	10.74%
05/07/09	(13,951)	Cash sale – open market	$16.9280	3,230,651	3,216,700	10.69%
05/08/09	(34,039)	Cash sale – open market	$16.8695	3,216,700	3,182,661	10.58%
06/04/09	(3,882)	Cash sale – open market	$16.8013	3,182,661	3,178,779	10.56%
06/05/09	(15,779)	Cash sale – open market	$16.8003	3,178,779	3,163,000	10.51%
06/16/09	0[1]	Option exercise	$0.6700	3,163,000	3,163,000	10.57%
06/16/09	0[2]	Warrant exercise	$2.6700	3,163,000	3,163,000	10.67%
01/28/10	(86,298)	Cash sale – open market	$22.9376	3,163,000	3,076,702	10.18%
01/29/10	(33,745)	Cash sale – open market	$22.8566	3,076,702	3,042,957	10.07%
02/01/10	(15,546)	Cash sale – open market	$22.8959	3,042,957	3,027,411	10.02%
02/12/10	(27,786)	Cash sale – open market	$21.2958	3,027,411	2,999,625	9.93%
02/16/10	(86,625)	Cash sale – open market	$21.2692	2,999,625	2,913,000	9.64%
02/17/10	(1,194)	Cash sale – open market	$21.3061	2,913,000	2,911,806	9.64%
02/17/10	0[3]	Warrant exercise	$2.6700	2,911,806	2,911,806	9.66%
02/17/10	0[4]	Option exercise	$3.3300	2,911,806	2,911,806	9.67%
02/17/10	0[5]	Option exercise	$9.6700	2,911,806	2,911,806	9.69%

Transaction Date	Number of Shares Purchased (Sold)	Method of Sale	Price	Beginning Ownership	Resulting Ownership	Resulting Ownership Percentage
02/17/10	0[6]	Option exercise	$12.5000	2,911,806	2,911,806	9.70%
03/29/10	(16,037)	Cash sale – open market	$22.0327	2,911,806	2,895,769	9.56%
03/30/10	(59,963)	Cash sale – open market	$21.6676	2,895,769	2,835,806	9.36%
03/31/10	(24,000)	Cash sale – open market	$21.5077	2,835,806	2,811,806	9.29%
04/05/10	(87,493)	Cash sale – open market	$22.0095	2,811,806	2,724,313	9.00%
04/06/10	(12,507)	Cash sale – open market	$21.9550	2,724,313	2,711,806	8.96%
06/14/10	(11,158)	Cash sale – open market	$22.0043	2,711,806	2,700,648	8.91%
06/16/10	(60,152)	Cash sale – open market	$21.7633	2,700,648	2,640,496	8.71%
06/17/10	(28,690)	Cash sale – open market	$21.8026	2,640,496	2,611,806	8.62%
07/13/10	(52,954)	Cash sale – open market	$23.2662	2,611,806	2,558,852	8.44%
07/14/10	(44,866)	Cash sale – open market	$23.2516	2,558,852	2,513,986	8.30%
07/15/10	(2,180)	Cash sale – open market	$23.2500	2,513,986	2,511,806	8.29%
09/21/10	(44,405)	Cash sale – open market	$26.0827	2,511,806	2,467,401	8.10%
09/24/10	(55,595)	Cash sale – open market	$26.1238	2,467,401	2,411,806	7.92%
10/01/10	(836)	Cash sale – open market	$27.9213	2,411,806	2,410,970	7.92%
10/05/10	(61,829)	Cash sale – open market	$27.9070	2,410,970	2,349,141	7.71%
10/06/10	(3,800)	Cash sale – open market	$27.9121	2,349,141	2,345,341	7.70%
10/07/10	(33,535)	Cash sale – open market	$27.9028	2,345,341	2,311,806	7.59%
10/21/10	(15,646)	Cash sale – open market	$29.9003	2,311,806	2,296,160	7.53%
10/22/10	(2,056)	Cash sale – open market	$29.9000	2,296,160	2,294,104	7.53%
11/05/10	(78,998)	Cash sale – open market	$29.9634	2,294,104	2,215,106	7.27%
11/08/10	(3,300)	Cash sale – open market	$29.9059	2,215,106	2,211,806	7.26%

1 Exercise of 150,000 options at price indicated; no net change in shares beneficially owned.

2 Exercise of 300,000 warrants at price indicated; no net change in shares beneficially owned.

3 Exercise of 75,000 warrants at price indicated; no net change in shares beneficially owned.

4 Exercise of 30,000 options at price indicated; no net change in shares beneficially owned.

5 Exercise of 75,000 options at price indicated; no net change in shares beneficially owned.

6 Exercise of 30,000 options at price indicated; no net change in shares beneficially owned.